UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
___________________

SCHEDULE 13D
(Amendment No. 7)*
Under the Securities Exchange Act of 1934

FIBROCELL SCIENCE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

315721100
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Intrexon Corporation Attention: Legal 20374 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809

December 11, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 315721100	Page 2 of 9
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Randal J. Kirk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,861,091

	8	SHARED VOTING POWER
2,133,595

	9	SOLE DISPOSITIVE POWER
8,861,091

	10	SHARED DISPOSITIVE POWER
2,133,595

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,994,686

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
43.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 315721100	Page 3 of 9
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
THIRD SECURITY, LLC I.R.S. IDENTIFICATION NO.: 54-1923091

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,861,091

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,861,091

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,861,091

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
35.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 315721100	Page 4 of 9
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NRM VII HOLDINGS I, LLC I.R.S. IDENTIFICATION NO.: 27-1471440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,340,747

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
8,340,747

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,340,747

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO – limited liability company

CUSIP No. 315721100	Page 5 of 9
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
INTREXON CORPORATION I.R.S. IDENTIFICATION NO.: 26-0084895

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,133,595

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,133,595

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,133,595

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 315721100	Page 6 of 9
This Amendment No. 7 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated October 9, 2012 and filed October 15, 2012, as amended by Amendment No. 1, dated July 26, 2013 and filed July 30, 2013, Amendment No. 2 dated October 1, 2013 and filed October 3, 2013, Amendment No. 3 dated January 24, 2014 and filed January 28, 2014,  Amendment No. 4 dated and filed July 27, 2015, Amendment No. 5 dated September 7, 2016 and filed September 9, 2016 and Amendment No. 6 dated March 8, 2017 and filed March 10, 2017 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Fibrocell Science, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 405 Eagleview Blvd., Exton, Pennsylvania 19341.  Mr. Randal J. Kirk (“Mr. Kirk”), NRM VII Holdings I, LLC (“NRM VII Holdings”), a Virginia limited liability company that is managed by an affiliate that is managed by Third Security, LLC (“Third Security”), a Virginia limited liability company that is managed by Mr. Kirk, and Intrexon Corporation, a Virginia corporation that is controlled by Mr. Kirk (“Intrexon” and, together with Mr. Kirk, NRM VII Holdings and Third Security, the “Reporting Persons”), are filing this Amendment to disclose the purchase of 2,567,121 shares of Common Stock and 2,567,121 warrants to purchase Common Stock by NRM VII Holdings, 155,347 shares of Common Stock and 155,347 warrants to purchase Common Stock by Kapital Joe, LLC, a Virginia limited liability company that is managed by Third Security (“Kapital Joe”) and 4,805 shares of Common Stock and 4,805 warrants to purchase Common Stock by Mascara Kaboom, LLC, a Virginia limited liability company that is managed by Third Security (“Mascara Kaboom”) in an underwritten public offering on December 11, 2017 (the “Offering”).   Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by NRM VII Holdings, Kapital Joe, Mascara Kaboom and Intrexon.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On December 11, 2017, NRM VII Holdings utilized its working capital to purchase 2,567,121 shares of Common Stock and 2,567,121 warrants to purchase Common Stock in the Offering, for an aggregate purchase price of approximately $1,976,683, or $0.77 per share and accompanying common warrant.

Also on such date Kapital Joe utilized its working capital to purchase 155,347 shares of Common Stock and 155,347 warrants to purchase Common Stock in the Offering, for an aggregate purchase price of approximately $119,617, or $0.77 per share and accompanying common warrant.

Also on such date, Mascara Kaboom utilized its working capital to purchase 4,805 shares of Common Stock and 4,805 warrants to purchase Common Stock in the Offering, for an aggregate purchase price of approximately $3,700, or $0.77 per share and accompanying common warrant.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

NRM VII Holdings, Kapital Joe and Mascara Kaboom acquired the shares disclosed hereunder for investment purposes.

CUSIP No. 315721100	Page 7 of 9
Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

The information contained on the cover pages to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)          See Items 11 and 13 of the cover pages to this Statement for the aggregate number of shares and percentage of issued and outstanding shares of Common Stock of the Company owned by the Reporting Persons. The percentage ownership is calculated based on 14,719,987 shares of Common Stock issued and outstanding as of November 3, 2017 as reported on the Company’s Quarterly report on Form 10-Q filed with the SEC on November 13, 2017 for the period ending September 30, 2017, as adjusted for a 1-for-3 reverse stock split that became effective on March 13, 2017, increased by (i) 7,714,156 shares of Common Stock issued in connection with the Offering and (ii) 2,727,273 warrants acquired by NRM VII Holdings, Kapital Joe and Mascara Kaboom in connection with the Offering and that are exerciseable within 60 days.

Reporting Person	Amount of Common Stock Beneficially Owned(2)	Percent of Class	Sole Power to Vote or Direct the Vote(2)	Shared Power to Vote or Direct the Vote(2)	Sole Power to Dispose or to Direct the Disposition(2)	Shared Power to Dispose or to Direct the Disposition(2)
Randal J. Kirk(1)	10,994,686	43.7%	8,861,091	2,133,595	8,861,091	2,133,595
Third Security, LLC(1)	8,861,091	35.2%	8,861,091	—	8,861,091	—
NRM VII Holdings I, LLC(3)	8,340,747	33.1%	8,340,747	—	8,340,747	—
Intrexon Corporation	2,133,595	8.5%	—	2,133,595	—	2,133,595

(1)
Includes 349,386 shares of Common Stock and warrants to purchase 155,347 shares of Common Stock held by Kapital Joe and 10,806 shares of Common Stock and warrants to purchase 4,805 shares of Common Stock held by Mascara Kaboom, respectively.

(2)	The indicated share amounts reflect a 1-for-3 reverse stock split effected by the Company on March 13, 2017.

(3)	Includes 2,567,121 warrants to purchase Common Stock.

Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by NRM VII Holdings, Kapital Joe, Mascara Kaboom and Intrexon.

(c)	Except as set forth in this Item 5, none of the Reporting Persons have engaged in any transactions in the Common Stock in the past 60 days.

(d)-(e)	Not Applicable

CUSIP No. 315721100	Page 8 of 9
Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the responses in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of December 13, 2017, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon

CUSIP No. 315721100	Page 9 of 9
SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 13, 2017

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VII HOLDINGS I, LLC

By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

INTREXON CORPORATION

By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated as of December 13, 2017, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon